Filed by Neenah, Inc.
Pursuant to Rule 425 under the Securities Act of
1933 and Deemed Filed under Rule 14a-12 under the
Securities Exchange Act of 1934

Subject Company: Neenah, Inc.

Commission File No. 001-32240

The following is the transcript of a video presentation distributed to employees of Neenah, Inc. on May 17, 2022:

TRANSCRIPT

CEO Video Message for SWM and Neenah Employees

May 17, 2022

Hello, SWM and Neenah teams! It’s great to connect with you all again. I’m Julie Schertell, President and CEO of Neenah.

And I’m Jeff Kramer, CEO of SWM.

We’re pleased to be speaking with you on the heels of both Neenah and SWM reporting strong first quarter earnings. Both companies delivered results that exceeded our internal and Wall Street expectations – and both companies also affirmed their 2022 financial guidance.

We each started the year on a strong footing, and I want to congratulate you for your hard work and drive that went into delivering those results.

Seeing once again what our teams can achieve as separate companies has only reinforced our excitement about the combination of SWM and Neenah.

In the past several weeks we’ve begun our integration planning, and it’s become even more clear that this combination is a natural fit with incredible potential to create value and deliver benefits for all of our collective stakeholders.

We are moving ahead at full speed toward day one as a combined company.

Today our goal is to tell you more about how we’re planning this new organization, but even more importantly, to share our confidence that our combined teams will be stronger, smarter, and even more successful together. For our new company, one plus one absolutely equals three – maybe even four!

Or maybe five!

Now, preparing two publicly traded global companies for a merger is not something that happens overnight. There are regulatory tasks and requirements to meet, decisions to make, and all this must take place while both businesses continue to work to meet their current goals and commitments.

But this is not new ground for our companies. Both SWM and Neenah have made and integrated acquisitions in the past. We have the expertise and know-how to do it right.

When Jeff and I sat down a few weeks ago to think about the best way to set up our new company, we both had a lot of ideas to share with each other. Some of these were ideas that had been successful at our current companies, or in other organizations. Some of the ideas were ones we were never quite able to put into action in the past.

We agreed it was important to build an organization focused on value creation to maximize the impact of our talent, and that our global business units were the primary organization node with clear P&L responsibility.

After talking through a lot of different options, reflecting on the possibilities, and bringing in a few others to provide advice and perspective, we landed on a structure for the new organization that we believe meets our key criteria:

Our new teams are built around the new company’s biggest growth opportunities. They unite our portfolios to provide broader solutions for both existing and new customers.

And this structure leverages our greater scale to increase efficiency – providing a construction that creates internal efficiencies to unlock and enable our growth strategies.

And maybe most importantly, our new structure will help to remove boundaries across the organization and drive collaboration across teams. Because while Julie and I see clear opportunities for growth across our complementary portfolios, we also know that our teams will discover opportunities we have not yet even dreamed of when they learn more about other parts of our combined company.

That’s exactly right. We can’t tell our experts what opportunities to find, but we know that giving our experts a chance to learn from each other will lead to exciting things – you’ll solve problems we couldn’t previously solve, and you’ll win new business that we couldn’t win in the past.

We also expect that you’ll find career and professional development opportunities that didn’t exist previously.

Now, along with this video message, we have also sent all employees a written message that describes the structure for the new company, including the new Executive Leadership Team or ELT.

As you can see, the new ELT has a combination of leaders from both organizations in leadership roles. Choosing leaders for key roles is so difficult when there is so much talent and passion on each side – but we are pleased to share the following information with all of you.

Please join me in congratulating the following individuals who will take on key roles in the combined company after closing: Andy Wamser, as Chief Financial Officer; Ricardo Nunez as General Counsel, Secretary and Chief Compliance Officer, Mike Rickheim, as Chief Human Resources and Administrative Officer; Sarma Malladi as Chief Information Officer, and Natalie Poteran, (new to both Neenah and SWM) as Chief Transformation Officer.

In the next few weeks, these leaders will get to know the talented individuals in their groups and make decisions about how to staff each in the new company. We will share these decisions with the individuals in the function first, and then we will share with all employees as we move closer to the merger close.

I want to thank the leaders from both teams who will be leaving when we finalize the merger. Both SWM and Neenah have very strong, capable, and effective leaders. These were very difficult decisions. I know Jeff joins me in thanking them for all they have done for their company and team over the past years.

Now, let’s talk about an exciting part of our new organizational structure – the operating side. As you have seen, we have established a new Chief Operating Officer or COO role. And we have asked Omar Hoek, SWM’s EVP for Engineered Papers, to step into that role for our new company.

During our planning conversations, it became clear that a dedicated leader responsible for working closely with each business unit leader would create the needed connections across our different business units, operating functions and manufacturing locations.

Under Omar’s leadership, our teams will continue to focus on their key market segments and solutions but will naturally become closer to other parts of the larger organization – driving collaboration, creativity, and efficiency.

This is a really big role and I am excited to have someone with Omar’s experience and background in this key position.

I’m also very pleased to announce that Jason Free will be assuming the role of SVP, Operations reporting to Omar. Together, they will work to ensure we are maximizing our capabilities and leveraging our scale to drive value for our customers across all of our facilities.

The new business will focus external reporting – or how we discuss our business results with investors – around two segments: Advanced Technical Materials and Fiber Based Solutions. However, internally we will organize our businesses into seven individual units under Omar.

Each of these businesses is built around an exciting segment opportunity or a key product set that in most cases corresponds to a growth platform, or to a high-margin, well-established opportunity.

Our new company will continue to deliver premium papers and packaging and we will merge our Advanced and Natural Fibers business, led by Fabrice Werner, to align with the specialty paper and packaging part of the company. I am excited about the opportunity to create new products with our shared capabilities that provide sustainable alternatives to the market. Kingsley Shannon will lead this business unit, and have P&L leaders for commercial print, consumer products, premium packaging, digital transfer paper, and Alternative Natural Fibers.

We will also continue to serve the tobacco industry with a variety of fiber-based solutions and continue to partner with our customers to help them meet their sustainability goals with unique and safety enhanced products. I am very happy to tell you that Katrin Hanske will continue in her role leading this group.

Our filtration business, which will combine elements from both SWM and Neenah, is a key growth platform for us and together we will provide even more end-to-end filtration solutions for cleaner air, water and industrial processes. This is one of our fastest growing and highest margin business units and one where we believe we will have significant revenue opportunities. I am pleased to say that Christoph Stenzel will lead this business unit.

Our Healthcare and Wellness portfolio will deliver essential products for advanced wound care, for wellness consumer products, and for items found in our homes, like finger bandages. This is a solid business backed by strong macro trends, and we are fortunate to have John Petreanu leading this part of our organization.

The Protective Solutions team focuses on delivering high-performance films for a variety of products, including laminated glass and car wraps. But there are also exciting emerging technology projects going on in this business that could unleash some really cutting-edge product opportunities. I am very pleased that Caio Sedeno will be the leader of this business unit.

The Industrial business has a wide variety of tapes, adhesives, backing systems, and technical paper solutions that meet a wide variety of needs across many industries. Together, we have a meaningful position in the Industrial space, and can do things that were unachievable as standalone companies. Vishal Rao will be the leader and I know he is looking forward to getting started.

And for our Release Liners business, the team is already delivering high-end products for market segments that we support in other parts of the new company. From industrial tapes to food packaging, to medical and personal care, and more – the opportunity to pull through sales across our business units using our expanded capabilities and capacities is huge and exciting! Olivier Lavaud leads this business today and will continue in this leadership role into the future.

What a portfolio – and what a great team of leaders! I can’t wait to see how we work together to build on the opportunities we see – and the ones we haven’t discovered yet!

Now, we know we have shared a lot of information with you all today. But we know you probably have many more questions about how we will operate and what changes you can expect.

As our teams move ahead in the integration planning process, we are committed to sharing answers with all employees as quickly as possible once decisions are made.

That’s right. I know we will have more information to share soon about the organization and about our new name and brand.

But for now, I want to thank everyone for continuing to focus on your day-to-day work, meeting our customer commitments, and operating safely.

This is only the beginning of an exciting story that we are going to tell together. Because together, we are going to be a remarkable team!

Forward-Looking Statements

Certain of the matters discussed in this communication which are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which SWM and Neenah operate and beliefs of and assumptions made by SWM management and Neenah management, involve uncertainties that could significantly affect the financial condition, results of operations, business plans and the future performance of SWM, Neenah or the combined company. Words such as “believes,” “anticipates,” “expects,” “assumes,” “outlook,” “intends,” “targeted,” “estimates,” “forecasts,” “projects,” “plans,” “may,” “could,” “should,” “would” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying these statements. Such forward-looking statements include, but are not limited to, statements about the strategic rationale and financial benefits of the transaction, including expected future financial and operating results and the combined company’s plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to projections of revenue, income or loss, earnings or loss per share, the payment or nonpayment of dividends, capital structure and other financial items; statements of plans and objectives of SWM or Neenah or their respective management or Board of Directors, including those relating to products or services; and statements of future economic performance — are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained, and therefore actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. In addition to factors previously disclosed in SWM’s and Neenah’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”) and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of SWM and Neenah to terminate the merger agreement; the outcome of any legal proceedings that may be instituted against SWM, Neenah or their respective directors; the ability to obtain regulatory approvals and meet other closing conditions to the merger on a timely basis or at all, including the risk that regulatory approvals required for the merger are not obtained on a timely basis or at all, or are obtained subject to conditions that are not anticipated or that could adversely affect the combined company or the expected benefits of the transaction; the ability to obtain approval by SWM shareholders and Neenah shareholders on the expected terms and schedule; difficulties and delays in integrating SWM and Neenah businesses; failing to fully realize anticipated cost savings and other anticipated benefits of the merger when expected or at all; business disruptions from the proposed merger that will harm SWM’s or Neenah’s business, including current plans and operations; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger, including as it relates to SWM’s or Neenah’s ability to successfully renew existing client contracts on favorable terms or at all and obtain new clients; the substantial indebtedness SWM expects to incur and assume in connection with the proposed transaction and the need to generate sufficient cash flows to service and repay such debt; the possibility that SWM may be unable to achieve expected synergies and operating efficiencies within the expected time-frames or at all and to successfully integrate Neenah’s operations with those of SWM; failing to comply with the applicable laws or legal or regulatory developments; inflation, currency and interest rate fluctuations; the ability of SWM or Neenah to retain and hire key personnel; the diversion of management’s attention from ongoing business operations; the duration and effects of the COVID-19 pandemic, general economic and business conditions, particularly in the context of the COVID-19 pandemic; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including geopolitical events, wars, conflicts, illegal blockades of rail networks, and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from train derailments; timing and completion of capital programs; uncertainty as to the long-term value of the common stock of SWM following the merger, including the dilution caused by SWM’s issuance of additional shares of its common stock in connection with the transaction; the continued availability of capital and financing following the merger; the business, economic and political conditions in the markets in which SWM and Neenah operate; and events beyond SWM’s or Neenah’s control, such as acts of terrorism.

Any forward-looking statements speak only as of the date of this communication or as of the date they were made, and neither SWM nor Neenah undertakes any obligation to update forward-looking statements. For a more detailed discussion of these factors, also see the information under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in SWM’s and Neenah’s most recent annual reports on Form 10-K for the year ended December 31, 2021, quarterly reports on Form 10-Q for the period ended March 31, 2022, and any material updates to these factors contained in any of SWM’s and Neenah’s future filings with the SEC.

As for the forward-looking statements that relate to future financial results and other projections, actual results will be different due to the inherent uncertainties of estimates, forecasts and projections and may be better or worse than projected and such differences could be material. Given these uncertainties, you should not place any reliance on these forward-looking statements. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

 Additional Information and Where to Find It

In connection with the proposed merger, SWM has filed with the SEC a registration statement on Form S-4 to register the shares of SWM’s common stock to be issued in connection with the merger. The registration statement includes a joint proxy statement/prospectus which will be sent to the shareholders of SWM and Neenah seeking their approval of their respective transaction-related proposals. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER, WHEN THEY BECOME AVAILABLE, BECAUSE THEY DO AND WILL CONTAIN IMPORTANT INFORMATION ABOUT SWM, NEENAH AND THE PROPOSED MERGER.

Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from SWM at its website, www.swmintl.com, or from Neenah at its website, www.neenah.com. Documents filed with the SEC by SWM will be available free of charge by accessing SWM’s website at www.swmintl.com under the heading Investor Relations, or, alternatively, by directing a request by telephone or mail to SWM at 100 North Point Center East, Suite 600, Alpharetta, Georgia 30022, Attention: Investor Relations (1-800-514-0186), and documents filed with the SEC by Neenah will be available free of charge by accessing Neenah’s website at www.neenah.com under the heading Investor Relations or, alternatively, by directing a request by telephone or mail to Neenah at 3460 Preston Ridge Road, Suite 600, Alpharetta, Georgia 30005, Attention: Investor Relations: (678-566-6500).

Participants in the Solicitation

SWM and Neenah and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Neenah and SWM in connection with the proposed merger under the rules of the SEC. Information about SWM’s directors and executive officers is available in SWM’s proxy statement dated March 18, 2022 for its 2022 Annual Meeting of Shareholders. Information about Neenah’s directors and executive officers is available in Neenah’s proxy statement dated April 8, 2022 for its 2022 Annual Meeting of Shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the merger when they become available. Investors should read the joint proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from the SEC’s website at www.sec.gov or from Neenah or SWM using the sources indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.